Exhibit 99

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

January 25, 2016

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Ladies and Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved oil and condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2015, of certain properties that Denbury Resources Inc. (Denbury) has represented that it owns. In addition, we have made estimates of the extent of Denbury's proved carbon dioxide reserves. This evaluation was completed on January 25, 2016. The properties evaluated consist of working and royalty interests located in the States of Alabama, Louisiana, Mississippi, Montana, North Dakota, Texas, and Wyoming. Denbury has represented that these properties account for 100 percent of Denbury's net proved reserves as of December 31, 2015. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain United States Securities and Exchange Commission (SEC) filings by Denbury.

While Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC do not allow reporting of carbon dioxide reserves, at your request we have evaluated the carbon dioxide reserves using the technical and economic criteria of the SEC for petroleum reserves.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2015. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Denbury after deducting all interests owned by others.

Estimates of oil and condensate, NGL, gas, and carbon dioxide reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Denbury personnel, from Denbury files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Denbury with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)." The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Denbury, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Gas reserves estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the legal pressure base of the state in which the interest is located. Estimates of gas reserves included in this report are expressed in thousands of cubic feet (Mcf). Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold interests according to processing agreements. Estimates of oil and condensate and NGL reserves included in this report are expressed in terms of barrels (bbl) representing 42 United States gallons per barrel.

Definition of Reserves

Petroleum reserves estimated by us and included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves - Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves - Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

In this report, estimates of carbon dioxide reserves have been prepared consistent with the evaluation criteria of the SEC for petroleum reserves.

Our estimates of Denbury's net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Net Proved Reserves as of December 31, 2015
	Total Liquids (Mbbl)	Gas (MMcf)	Oil Equivalent (MBOE)
Proved Developed	223,060	37,951	229,385
Proved Undeveloped	59,190	354	59,249

Total Proved	282,250	38,305	288,634

Note:	Gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

In addition to the gas reserves shown in the foregoing tabulation, Denbury's net proved carbon dioxide gas reserves in Mississippi and Wyoming, as of December 31, 2015, are estimated to be 5,594,669 MMcf. This amount includes 5,209,789 MMcf of developed reserves and 384,880 MMcf of undeveloped reserves. Denbury's proved carbon dioxide gas reserves attributable to its working interest are 5,414,149 MMcf, of which 4,935,301 MMcf are developed. The gross proved carbon dioxide reserves for the appraised properties are 9,213,983 MMcf, of which 8,718,983 MMcf are developed. The carbon dioxide reserves estimates have been prepared by applying the same reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC as those for gas. No revenue estimates have been made for the carbon dioxide reserves.

Primary Economic Assumptions

Values shown herein are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross value is that value which will accrue to the evaluated interests from the production and sale of the estimated net reserves, post net-profits interests (NPI). Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital and abandonment costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded annually over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Revenue values in this report were estimated using the initial prices and costs specified by Denbury. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The assumptions used for estimating future prices and expenses are as follows:

Oil and Condensate Prices

Denbury has represented that the oil and condensate prices were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Denbury supplied differentials by field to a NYMEX reference price of $50.28 per barrel and the prices were held constant thereafter. The volume-weighted average price was $48.11 per barrel.

NGL Prices

Denbury has represented that the NGL prices were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Denbury supplied differentials by field to a reference price of $50.28 per barrel and the prices were held constant thereafter. The volume-weighted average price was $15.71 per barrel.

Gas Prices

Denbury has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials to the NYMEX reference price of $2.628 per million British thermal units furnished by Denbury and held constant thereafter. The volume-weighted average price was $2.445 per thousand cubic feet.

Production and Ad Valorem Taxes

Production taxes were calculated using the tax rates for each state in which the reserves are located, including, where appropriate, abatements for enhanced recovery programs. Ad valorem taxes were calculated using average rates for the states in which the reserves are located.

Operating Expenses, Capital Costs, and Abandonment Costs

Operating expenses and capital costs, based on information provided by Denbury, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

Abandonment costs, net of salvage, were provided by Denbury for all properties. Abandonment costs for undeveloped properties are included with capital costs, though scheduled at the end of the life of a property.

The estimated future revenue and expenditures attributable to the production and sale of Denbury's net proved reserves of the properties evaluated, as of December 31, 2015, are summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total
Future Gross Revenue, M$	9,044,887	1,599,778	2,769,093	13,413,758
Production & Ad Valorem Taxes, M$	694,034	108,535	210,128	1,012,697
Operating Expenses, M$	5,039,874	462,784	1,134,402	6,637,060
Capital Costs, M$	332,535	187,006	680,391	1,199,932
Abandonment Costs, M$	512,761	—	—	512,761
Future Net Revenue, M$*	2,465,683	841,453	744,172	4,051,308
Present Worth at 10 Percent, M$*	1,838,841	344,956	134,758	2,318,555

Note: Future income tax expenses were not taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2015, estimated oil and gas reserves.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil and condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update Topic 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Denbury. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Denbury. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,
/s/ DeGolyer and MacNaughton
DeGolyer and MacNaughton Texas Registered Engineering Firm F-716

/s/ Paul J. Szatkowski, P.E.
Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Denbury dated January 25, 2016, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.
That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 41 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Paul J. Szatkowski, P.E.
Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton